13011062

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrade USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge St. Suite 1700
(No. and Street)

Toronto, ON Canada M2M 4G3
(City) ~~(State)~~ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal Hsieh, Controller 416-227-9876 x5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Ave Toronto, ON, Canada M6A 1Y7
(Address) (City) ~~(State)~~ (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/5/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Percy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

QUESTRADE USA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

(expressed in U.S. Dollars)

ZEIFMANS

LLP

CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Directors of
Questrade USA, Inc.

We have audited the accompanying financial statements of Questrade USA, Inc. (the "Company") as required by Rule 17a-5 of the Securities Exchange Act of 1934 which comprise the statement of financial condition as at December 31, 2012 and the statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and its results of operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 21, 2013

QUESTRADE USA, INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012
(expressed in U.S. Dollars)

ASSETS

	2012	2011
CURRENT		
Cash	$ 115,039	$ 91,333
Due from affiliate (note 6)	9,684	20,298
Prepaid expenses	2,630	2,321
Income taxes recoverable	-	1,804
	127,353	115,756
OTHER		
Intangible asset (note 4)	1,246	1,323
TOTAL ASSETS	$ 128,599	$ 117,079

LIABILITIES

	2012	2011
CURRENT		
Accounts payable and accrued liabilities	$ 22,411	$ 24,652
Income taxes payable	189	-
	22,600	24,652
LONG-TERM		
Subordinated loan (note 5)	70,000	70,000
Interest payable (note 6)	16,000	4,000
	86,000	74,000
TOTAL LIABILITIES	108,600	98,652

STOCKHOLDER'S EQUITY

	2012	2011
COMMON SHARES (note 7)	8	8
ADDITIONAL PAID-IN CAPITAL	2,184	2,184
RETAINED EARNINGS	17,807	16,235
TOTAL STOCKHOLDER'S EQUITY	19,999	18,427
	$ 128,599	$ 117,079

Approved and authorized for issue by the Company's Board of Directors on February 21, 2013.

____________________ DIRECTOR
____________________ DIRECTOR

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012
(expressed in U.S. Dollars)

	2012				2011
	Common shares	Additional paid-in capital	Retained earnings	Total	Total
Balance, beginning of the year	$ 8	$ 2,184	$ 16,235	$ 18,427	$ 11,043
Net income for the year	-	-	1,572	1,572	7,384
Balance, end of the year	$ 8	$ 2,184	$ 17,807	$ 19,999	$ 18,427

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(expressed in U.S. Dollars)

	2012	2011
REVENUE		
Consulting fees (note 6)	$ 83,385	$ 77,247
Interest	756	1,200
	84,141	78,447
EXPENSES		
Professional fees	40,809	43,624
Office and sundry (note 6)	31,722	6,364
Interest on subordinated loans (note 6)	12,000	24,000
Insurance	3,213	1,697
Bank charges	494	302
Amortization	78	78
Salaries	-	430
Foreign currency translation (gain) loss	(4,892)	1,386
	83,424	77,881
INCOME BEFORE INCOME TAXES	717	566
RECOVERY OF INCOME TAXES	855	6,818
NET INCOME AND COMPREHENSIVE INCOME	$ 1,572	$ 7,384

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(expressed in U.S. Dollars)

	2012	2011
CASH FLOWS FROM OPERATIONS		
Net income for the year	$ 1,572	$ 7,384
Items not requiring an outlay of cash:		
Amortization	78	78
Interest on subordinated loans	12,000	24,000
Net changes in non-cash working capital items related to operations:		
Prepaid expenses	(309)	(1,398)
Accounts payable and accrued liabilities	(2,242)	(634)
Due from affiliate	10,614	(5,669)
Income taxes	1,993	(15,045)
	23,706	8,716
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of subordinated loans	-	70,000
Repayment of subordinated loans	-	(60,000)
Repayment of interest payable	-	(59,000)
	-	(49,000)
NET INCREASE (DECREASE) IN CASH FOR THE YEAR	23,706	(40,284)
CASH, BEGINNING OF THE YEAR	91,333	131,617
CASH, END OF THE YEAR	$ 115,039	$ 91,333

See accompanying notes to financial statements

ZEIFMANS LLP CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012
(expressed in U.S. Dollars)

	2012	2011
Balance, beginning of the year	$ 74,000	$ 99,000
Issuance of subordinated loans	-	70,000
Repayment of subordinated loans	-	(60,000)
Increase in interest payable on subordinated loan	12,000	24,000
Payment of interest on subordinated loans	-	(59,000)
Balance, end of the year	$ 86,000	$ 74,000

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

1. BASIS OF PRESENTATION

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company offers consulting services to commonly controlled companies and intends to offer stocks, bonds, options, mutual funds, private placements and hedge funds to all types of individuals and institutions. Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are applied consistently.

(b) **Intangible asset -**

The intangible asset, which consists of incorporation costs with determinable lives is stated at cost less accumulated amortization. The intangible asset is amortized at a rate of 5.25% per annum on the declining balance.

(c) **Financial instruments -**

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. Financial instruments classified as HFT are initially measured at fair value with any subsequent gain or loss recognized in net income or loss in the statement of income and comprehensive income. The net gain or loss recognized incorporates any dividend or interest earn on the financial instrument. The Company classifies cash as a HFT.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(ii) HTM financial instruments -

HTM financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of HTM financial instruments are included in net income or loss in the statement of income and comprehensive income. Currently, the Company has no HTM financial instruments.

(iii) Loans and receivables -

Items classified as loans and receivables are measure at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in net income or loss in the statement of income and comprehensive income. The Company classifies due from affiliate as loans and receivables.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Any gains or losses arising from the change in fair value are recorded in other comprehensive income. AFS financial instruments are written down to fair value through other comprehensive income whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are reclassified from equity to net income or loss as a reclassification adjustment. Currently, the Company has no AFS financial instruments.

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis in net income or loss in the statement of income and comprehensive income. The Company has classified accounts payable and accrued liabilities, interest payable and subordinated loans as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(d) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Revenue recognition -**

Currently, the Company earns consulting fees and interest income. The Company recognizes revenue on provision of consulting services as services are provided. Interest income is recognized when earned.

(f) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in net income or loss in the statement of income and comprehensive income

(g) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include the useful life of the intangible asset.

(h) **Recent accounting pronouncement -**

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities. This standard requires that the disclosures of both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a mater netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The new requirements are effective for the Company on January 1, 2013. The Company does not expect a significant impact on its financial statements as a result of adoption of these new requirements.

In December 2011, the FASB issued an amendment to standard "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income ("OCI") by eliminating the option to present components of OCI as part of stockholders' equity. The amendment requires all non-owner changes in stockholders' equity to be presented in either: (1) a single continuous statement with the components of net income, a total for net income, the components of OCI, a total for OCI and a total for comprehensive income or (2) two separate but consecutive statements where entities report the income statement, immediately followed by a statement of OCI that includes components of OCI, a total for OCI and a total for comprehensive income. This amendment is effective for annual reporting periods beginning after December 15, 2012. The Company does not expect a significant impact on its financial statements as a result of adoption of these new amendments.

3. FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

		2012		2011
Held for trading assets, measured at fair value:				
Cash	$	**115,039**	$	91,333
Loans and receivables, measured at amortized cost:				
Due from affiliate	$	**9,684**	$	20,298
Financial liabilities, measured at amortized cost:				
Accounts payable and accrued liabilities	$	**22,411**	$	24,652
Interest payable	$	**16,000**	$	4,000
Subordinated loans	$	**70,000**	$	70,000

The fair values of the Company's financial instruments approximate their carrying values, except for amounts due to and from related parties for which the fair value is not determinable as they are non-interest bearing and without security. Amounts due to and from related parties are included in due from affiliate, interest payable and subordinated loan. At the current time the Company categorizes all of its financial instruments at fair value to be Level 1.

The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars. Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. As such, when ultimately settled, the number of Canadian dollars received may differ from the carrying amount. The Company is exposed to foreign currency risk in the amount of approximately CDN$114,000 included in cash, approximately CDN$9,600 included in due from affiliate, and approximately CDN$23,700 included in accounts payable and accrued liabilities.

As at December 31, 2012, had the U.S. dollar strengthened or weakened by 5% in relation to the Canadian dollar, with all other variables remaining constant, net income (loss) would have increased or decreased by approximately $5,000.

4. INTANGIBLE ASSET

Intangible asset consists of incorporation costs with a cost of $1,738 and accumulated amortization of $492. Estimated future annual amortization expense is as follows:

In the year ending December 31,	2013	$	**62**
	2014	$	**59**
	2015	$	**56**
	2016	$	**53**
	2017	$	**50**

5. SUBORDINATED LOAN

The Company has a subordinated loan with Edward Kholodenko Holdings Inc., the Company's parent, which bears interest at a rate of 17.143% per annum and matures on August 31, 2016. The subordinated loan has been approved by FINRA.

6. **RELATED PARTY TRANSACTIONS**

On April 1, 2008, the Company and Questrade, Inc., ("QI"), a commonly controlled company, entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to agreed upon rates as defined. For the year the total amount of shared expenses charged to the Company by QI totaled $30,695 ($4,482 in 2011), as included under "office and sundry" in the statement of income and comprehensive income.

For the year the Company provided QI with consulting services in the amount of $83,385 ($77,247 in 2011) of which $9,684 remained receivable as at December 31, 2012 ($20,298 as at December 31, 2011).

In connection with the Company's subordinated loans with its parent company, interest expense in the amount of $12,000 ($24,000 in 2011) was incurred of which $16,000 remains payable as at December 31, 2012 ($4,000 as at December 31, 2011) .

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

7. **COMMON SHARES**

The Company has an unlimited number of authorized common shares, of which eight are issued and outstanding.

8. **INCOME TAXES**

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

	2012	2011
Expected Canadian tax rate	**26.25 %**	31.00 %
Expected income tax provision	**$ 189**	$ 175
Difference in income taxes resulting from:		
Overaccrual of prior year taxes	**(1,044)**	(6,993)
	$ (855)	$ (6,818)

9. **ECONOMIC DEPENDENCE**

For the year ended December 31, 2012, 99.1% (2011 - 98.5%) of revenue was earned from one customer.

ZEIFMANS LLP CHARTERED ACCOUNTANTS

10. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2012, the Company had net capital of $86,318 which exceeded minimum net capital requirements by $81,318.

11. **CONTINGENCIES**

In the normal course, occasionally the Company is the subject of litigation claims. Management believes that the current claim is without cause and is pursuing its defenses diligently.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Directors of
Questrade USA, Inc.

We have audited the attached schedule of Computation of Net Capital of Questrade USA, Inc., (the "Company") as at December 31, 2012.

Management's Responsibility for the Schedule
Management is responsible for the preparation of this schedule in accordance with the financial reporting provisions pursuant to rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule") and for such internal control as management determines is necessary to enable the preparation of the schedule that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the schedule are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the schedule. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the schedule of Computation of Net Capital of the Company, as at December 31, 2012 is prepared, in all material respects, in accordance with the Rule.

Restriction on Distribution
This schedule is prepared to assist the Company to meet the requirements of the United States Securities and Exchange Commission (the "SEC"). Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Rule, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specific users or for any other purposes.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

Other Matter
The Company has prepared a separate set of financial statements for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate independent auditors' report to the directors of the Company dated February 25, 2013.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 21, 2013

QUESTRADE USA, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS AT DECEMBER 31, 2012
(with comparative figures as at December 31, 2011)
(expressed in U.S. Dollars)

		2012	2011
Stockholder's equity	$	**19,999**	18,427
Additions:			
Subordinated loans		**70,000**	70,000
Interest payable		**16,000**	4,000
Deductions and/or changes:			
Non-allowable assets			
Due from affiliate		**(9,684)**	(20,298)
Prepaid expense		**(2,630)**	(2,321)
Income taxes recoverable		**-**	(1,804)
Intangible assets		**(1,246)**	(1,323)
Net capital before haircuts on securities positions		**92,439**	66,681
Haircuts on foreign currency		**(6,121)**	(4,977)
Net capital		**86,318**	61,704
Minimum net capital requirement - The greater of 6-2/3% of aggregate debit items arising from customer transactions of $nil or $5,000		**5,000**	5,000
Excess net capital	$	**81,318**	$ 56,704

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE WITH REGULATORY RULES

To the Directors of
Questrade USA, Inc.

We have audited Questrade USA Inc.'s (the "Company's") compliance with with Rule 15c3-3 of the of the Securities and Exchange Act of 1934 (the "Rule") as at December 31, 2012. Compliance with the criteria established by the Rule is the responsibility of management of the Company. Our responsibility is to express an opinion on this compliance based on our audit.

We conducted our audit in accordance with Canadian generally accepted audit standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Company complied with the criteria established by the Rule. Such an audit includes examining, on a test basis, evidence supporting compliance, evaluating the overall compliance with the Rule, and where applicable, assessing the accounting principles used and significant estimates made by management.

In our opinion, as at December 31, 2012, the Company is in compliance, in all material respects, with the Rule.

Restriction of Distribution and Use
This report is prepared to assist the Company to meet the requirements of the United States Securities and Exchange Commission (the "SEC"). Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Rule, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated February 25, 2013.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 21, 2013

QUESTRADE USA, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

(expressed in U.S. Dollars)

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Questrade USA, Inc.

We have audited the accompanying Statement of Financial Condition of Questrade USA, Inc. (the "Company") as at December 31, 2012 and summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation of this financial statement in accordance with Rule 17a-5(d)(2) (the "Rule") of the Securities Exchange Act of 1934 (the "Act") and for such internal control as management determines is necessary to enable the preparation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether this financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement.in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as at December 31, 2012 in accordance accordance with the Rule under the Act relevant to preparing such a financial statement.

Restriction of Distribution and Use
This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified users or for any other purposes.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 21, 2013

QUESTRADE USA, INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012
(expressed in U.S. Dollars)

ASSETS

	2012	2011
CURRENT		
Cash	$ 115,039	$ 91,333
Due from affiliate (note 6)	9,684	20,298
Prepaid expenses	2,630	2,321
Income taxes recoverable	-	1,804
	127,353	115,756
OTHER		
Intangible asset (note 4)	1,246	1,323
TOTAL ASSETS	$ 128,599	$ 117,079

LIABILITIES

	2012	2011
CURRENT		
Accounts payable and accrued liabilities	$ 22,411	$ 24,652
Income taxes payable	189	-
	22,600	24,652
LONG-TERM		
Subordinated loans (note 5)	70,000	70,000
Interest payable (note 6)	16,000	4,000
	86,000	74,000
TOTAL LIABILITIES	108,600	98,652

STOCKHOLDER'S EQUITY

	2012	2011
COMMON SHARES (note 7)	8	8
ADDITIONAL PAID-IN CAPITAL	2,184	2,184
RETAINED EARNINGS	17,807	16,235
TOTAL STOCKHOLDER'S EQUITY	19,999	18,427
	$ 128,599	$ 117,079

Approved and authorized for issue by the Company's Board of Directors on February 21, 2013.

_______________ DIRECTOR
_______________ DIRECTOR

See accompanying notes to statement of financial condition

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

1. **BASIS OF PRESENTATION**

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007 under the Business Corporations Act of Ontario and commenced operations on January 31, 2009 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company offers consulting services to commonly controlled companies and intends to offer stocks, bonds, options, mutual funds, private placements and hedge funds to all types of individuals and institutions. Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a) **General -**

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are applied consistently.

(b) **Intangible asset -**

The intangible asset, which consists of incorporation costs with determinable lives is stated at cost less accumulated amortization. The intangible asset is amortized at a rate of 5.25% per annum on the declining balance.

(c) **Financial instruments -**

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value with changes in fair values recognized in the statement of operations. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. The Company classifies cash as a HFT.

(ii) HTM financial instruments -

HTM financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Currently, the Company has no HTM financial instruments.

(iii) Loans and receivables -

Items classified as loans and receivables are measure at amortized cost using the effective interest method. The Company classifies due from affiliate as loans and receivables.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Currently, the Company has no AFS financial instruments.

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has classified accounts payable and accrued liabilities, interest payable and subordinated loans as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(d) **Income taxes** -

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date.

(f) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include the useful life of the intangible asset.

(g) **Recent accounting pronouncement -**

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities. This standard requires that the disclosures of both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a mater netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The new requirements are effective for the Company on January 1, 2013. The Company does not expect a significant impact on its financial statements as a result of adoption of these new requirements.

3. **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

		2012		2011
Held for trading assets, measured at fair value:				
Cash	**$**	**115,039**	$	91,333
Loans and receivables, measured at amortized cost:				
Due from affiliate	**$**	**9,684**	$	20,298
Financial liabilities, measured at amortized cost:				
Accounts payable and accrued liabilities	**$**	**22,411**	$	24,652
Interest payable	**$**	**16,000**	$	4,000
Subordinated loans	**$**	**70,000**	$	70,000

The fair values of the Company's financial instruments approximate their carrying values, except for amounts due to and from related parties for which the fair value is not determinable as they are non-interest bearing and without security. Amounts due to and from related parties are included in due from affiliate, interest payable and subordinated loan. At the current time the Company categorizes all of its financial instruments at fair value to be Level 1.

The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars. Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. As such, when ultimately settled, the number of Canadian dollars received may differ from the carrying amount. The Company is exposed to foreign currency risk in the amount of approximately CDN$114,000 included in cash, approximately CDN$9,600 included in due from affiliate, and approximately CDN$23,700 included in accounts payable and accrued liabilities.

As at December 31, 2012, had the U.S. dollar strengthened or weakened by 5% in relation to the Canadian dollar, with all other variables remaining constant, net income (loss) would have increased or decreased by approximately $5,000.

4. **INTANGIBLE ASSET**

Intangible asset consists of incorporation costs with a cost of $1,738 and accumulated amortization of $492. Estimated future annual amortization expense is as follows:

In the year ending December 31,	2013	$	62
	2014	$	59
	2015	$	56
	2016	$	53
	2017	$	50

5. **SUBORDINATED LOANS**

The Company has a subordinated loan with Edward Kholodenko Holdings Inc., the Company's parent, which bears interest at a rate of 17.143% per annum and matures on August 31, 2016. The subordinated loan has been approved by FINRA.

6. **RELATED PARTY BALANCES**

As at December 31, 2012, $9,684 was due from a commonly controlled company ($20,298 as at December 31, 2011). As at December 31, 2012, $16,000 ($4,000 as at December 31, 2011) in connection with interest on the Company's subordinated loans with its parent company remains payable.

7. **COMMON SHARES**

The Company has an unlimited number of authorized common shares of which eight are issued and outstanding.

8. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2012, the Company had net capital of $86,318 which exceeded minimum net capital requirements by $81,318.

9. **CONTINGENCIES**

In the normal course, occasionally the Company is the subject of litigation claims. Management believes that the current claim is without cause and is pursuing its defenses diligently.